SEMCO Energy, Inc.
1411 Third Street, Suite A
Port Huron, MI 48060
January 10, 2005
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Kurt K. Murao, Attorney Advisor

Re:	SEMCO Energy, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-3
Filed November 21, 2005
File No. 333-125282
Dear Mr. Murao:
     With reference to the above-referenced amendment to the Registration Statement, the undersigned hereby requests that the effectiveness of said amendment become effective on Thursday, January 12, 2006, at 11:00 a.m., or as soon thereafter as is practicable.
     SEMCO Energy, Inc. (the “Company”) acknowledges that:
(i)	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;
(ii)	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(iii)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Any questions or comments should be directed to Jill M. Webb, Esq. at (804) 697-1441. Notification of effectiveness should be directed to her:
Jill M. Webb
Troutman Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
Direct dial: (804) 697-1441     Direct fax: (804) 698-5198

Very truly yours, SEMCO ENERGY, INC.
By:	/s/ Michael V. Palmeri
	Name:	Michael V. Palmeri
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

cc:	Terry C. Bridges, Esq. Jill M. Webb, Esq.